UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K/A
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of June 2009
Commission File Number: 000-51672
FreeSeas Inc.
89 Akti Miaouli & 4 Mavrokordatou Street
185 38 Piraeus, Greece
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

     This Report on Form 6-K/A is an amendment to the Report on Form 6-K originally filed on June 2, 2009 and is being filed to add the Unaudited Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2009 and 2008 and to make certain other changes to the Form 6-K as originally filed.
     This Form 6-K/A and the exhibits attached hereto are incorporated by reference into the Registrant’s Registration Statements on Form F-3, Registration Nos. 333-145098 and 333-149916.
SUBMITTED HEREWITH:
Exhibits
99.1	Unaudited Condensed Consolidated Financial Statements for the three months ended March 31, 2009

99.2	Management’s Discussion and Analysis for the three months ended March 31, 2009

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

FreeSeas Inc.

Date: July 20, 2009	By:	/s/ Ion G. Varouxakis Ion G. Varouxakis, Chief Executive Officer and President

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